0S2-03322


ADITYA BIRLA
GRASIM

June 28, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


10016033

SUPPL

Dear Sirs,

Sub: Company's Chemical Plant at Nagda (M.P.)

This has reference to our letter dated 4th June, 2010, wherein we had informed you that due to water shortage at Nagda (M.P.), the Company has temporarily suspended production at its Staple Fibre Plant at Nagda till the onset of monsoon. We had also informed you that the Company is operating its other two Staple Fibre Plants at Kharach (Gujarat) and Harihar (Karnataka) at their full capacity.

We now wish to inform you that as the monsoon is delayed, the Company's Chemical Plant at Nagda is running at 20% of its rated capacity of 700 TPD till the onset monsoon.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

7/21

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com